CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2016

ASSETS

Cash	$ 5,606,931
Accounts receivable, net of allowance for doubtful accounts of $280,267	636,035
Prepaid expenses and other assets	159,493
Property and equipment, net of accumulated depreciation of $582,515	208,354
Total Assets	$ 6,610,813

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 184,548
Accrued expenses	877,847
Due to related party	32,539
Capital lease obligations	38,599
Total Liabilities	1,133,533
MEMBER'S EQUITY	5,477,280
Total Liabilities and Member's Equity	$ 6,610,813

See accompanying notes.